SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g)of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

CORE Health Care Network, Inc.
(Exact name of registrant as specified in its charter)

Nevada	26-3452407
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

For correspondence, please contact:

CORE Health Care Network, Inc.
F. Tony Hosseini, CEO
200 S. Virginia Street, 8th Floor
Reno, NV 89501
(877) 862-0061 Ext-101
hosseini@corehcn.com

200 S. Virginia Street, 8th Floor
Reno, NV 89501
(877) 862-0061
(Address of principal executive offices)

 Common Stock, $.001 par value
(Title of each class of securities covered by this Form)

None
 (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☒	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☐

Approximate number of holders of record as of the certification or notice date: 25

Pursuant to the requirements of the Securities Exchange Act of 1934, CORE Health Care Network, Inc. has caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized person.

CORE Health Care Network, Inc.

Date: July 25, 2014	By:	/s/ F. Tony Hosseini
F. Tony Hosseini, President